Mercury Parent, LLC Consolidated Financial Statements as of December 31, 2018 and 2017, and for the Years Ended December 31, 2018 and 2017, and the Period from October 19, 2016, to December 31, 2016, Report of Independent Registered Public Accounting Firm, and Independent Auditors’ Report

MERCURY PARENT, LLC TABLE OF CONTENTS Page REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1 INDEPENDENT AUDITORS’ REPORT 2–3 CONSOLIDATED FINANCIAL STATEMENTS: Consolidated Balance Sheets as of December 31, 2018 and 2017 4 Consolidated Statements of Operations for the Years Ended December 31, 2018 and 2017, and the Period from October 19, 2016, to December 31, 2016 5 Consolidated Statements of Changes in Members’ Equity for the Years Ended December 31, 2018 and 2017, and the Period from October 19, 2016, to December 31, 2016 6 Consolidated Statements of Cash Flows for the Years Ended December 31, 2018 and 2017, and the Period from October 19, 2016, to December 31, 2016 7 Notes to Consolidated Financial Statements 8–34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Members and the Board of Directors of Mercury Parent, LLC Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Mercury Parent, LLC and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in members’ equity, and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Deloitte & Touche LLP Phoenix, Arizona March 1, 2019 We have served as the Company’s auditor since 2017.

INDEPENDENT AUDITORS’ REPORT The Board of Directors Mercury Parent, LLC: We have audited the accompanying consolidated financial statements of Mercury Parent, LLC (the Company) and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2016, and the related consolidated statements of operations, members’ equity, and cash flows for the period from October 19, 2016 to December 31, 2016, and the related notes to the consolidated financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury Parent, LLC and its subsidiaries as of December 31, 2016, and the results of their operations and their cash flows in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter As discussed in note 2 to the consolidated financial statements, effective October 19, 2016, Frazier Healthcare Partners acquired 53.2% of the equity interest in CCHN Group Holdings, Inc. and subsidiaries (predecessor entity) in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition. /s/ KPMG LLP Phoenix, Arizona March 10, 2017 - 3 -

MERCURY PARENT, LLC CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2018 AND 2017 (Amounts in thousands, except unit and per unit amounts) 2018 2017 ASSETS CURRENT ASSETS: Cash and cash equivalents$ 23,925 $ 15,020 Clinical assessment and other accounts receivable—net of allowance of $2,310 and $737, respectively 32,051 17,813 Inc ome taxes rec eivable 1,533 1,619 Prepaid expenses and other current assets 4,056 3,111 Total current assets 61,565 37,563 PROPERTY AND EQUIPMENT—Net 21,282 16,869 GOODWILL 448,516 353,864 INTANGIBLE ASSETS—Net 248,429 226,762 OTHER LONG-TERM ASSETS 1,223 118 TOTAL ASSETS $ 781,015 $ 635,176 LIABILITIES AND MEMBERS’ EQUITY CURRENT LIABILITIES: Accounts payable $ 6,334 $ 3,652 Accrued liabilities—including related party of $594 and $529, respectively 18,059 14,624 Other short-term liabilities 1,367 1,065 Current portion of long-term debt 1,859 8,377 Total c urrent liabilities 27,619 27,718 DEFERRED TAX LIABILITY—Net 52,391 60,580 OTHER LONG-TERM LIABILITIES 2,886 1,039 LONG-TERM DEBT—Net of current portion 317,882 178,894 Total liabilities 400,778 268,231 COMMITMENTS AND CONTINGENCIES (Note 11) MEMBERS’ EQUITY: Common A units—352,950,000 and 352,950,000 units authorized, issued, and outstanding, liquidity preference of $1 per unit 349,628 366,945 Common B units—24,158,682 and 0 units authorized, issued, and outstanding, liquidity preference of $1.267 per unit 30,609 - Series A units—39,066,667 units authorized, 14,239,870 and 7,816,520 units issued and outstanding, participate in dividends and distributions in excess of $1 per common unit - - Series B units—18,170,543 units authorized, 6,643,152 and 3,635,591 units issued and outstanding, participate in dividends and distributions in excess of $1 per common unit - - Series C units—14,777,249 units authorized, 5,402,563 and 2,956,655 units issued and outstanding, participate in dividends and distributions in excess of $1 per common unit - - Series D units—15,885,542 units authorized, 5,723,950 and 3,178,404 units issued and outstanding, participate in dividends and distributions in excess of $1 per common unit - - Total members’ equity 380,237 366,945 TOTAL LIABILITIES AND MEMBERS’ EQUITY$ 781,015 $ 635,176 See accompanying notes to consolidated financial statements. - 4 -

MERCURY PARENT, LLC CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017, AND THE PERIOD FROM OCTOBER 19, 2016, TO DECEMBER 31, 2016 (Amounts in thousands) Period from Year Ended Year Ended October 19, 2016, December 31, December 31, to December 31, 2018 2017 2016 NET REVENUES$ 282,067 $ 227,872 $ 41,635 OPERATING EXPENSES: Service expense 228,326 176,582 36,489 General and administrative 6,807 2,742 530 Depreciation and amortization 43,119 33,512 6,356 (Gain) loss on disposition of assets (34) 23 5 Management fees 5,035 3,143 2,334 Total operating expenses 283,253 216,002 45,714 (LOSS) INCOME FROM OPERATIONS (1,186) 11,870 (4,079) INTEREST EXPENSE—Net and other expense: Interest expense—Net and other expense (23,417) (14,818) (2,949) Finance restructuring (2,525) - - Total interest expense—Net and other expense (25,942) (14,818) (2,949) LOSS BEFORE TAXES (27,128) (2,948) (7,028) INCOME TAX BENEFIT 7,166 29,613 2,828 NET (LOSS) INCOME FROM OPERATIONS$ (19,962) $ 26,665 $ (4,200) See accompanying notes to consolidated financial statements. - 5 -

MERCURY PARENT, LLC CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017, AND THE PERIOD FROM OCTOBER 19, 2016, TO DECEMBER 31, 2016 (Amounts in thousands) Total Common A Common B Members’ Units Units Series A Series B Series C Series D Equity Recapitalization and issuance of members’ equity$ 340,084 $ - $ - $ - $ - $ - $ 340,084 Net loss from October 19, 2016 to December 31, 2016 (4,200) - - - - - (4,200) Equity-based compensation 407 - - - - - 407 BALANCE—December 31, 2016 336,291 - - - - - 336,291 Capital contributions 1,350 - - - - - 1,350 Net income 26,665 - - - - - 26,665 Equity-based compensation 2,639 - - - - - 2,639 BALANCE—December 31, 2017 366,945 - - - - - 366,945 Ac quisition rollover capital c ontribution - 30,609 - - - - 30,609 Units repurchased (53) - - - - - (53) Net loss (19,962) - - - - - (19,962) Equity-based compensation 2,698 - - - - - 2,698 BALANCE—December 31, 2018$ 349,628 $ 30,609 $ - $ - $ - $ - $ 380,237 See accompanying notes to consolidated financial statements. - 6 -

MERCURY PARENT, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017, AND THE PERIOD FROM OCTOBER 19, 2016, TO DECEMBER 31, 2016
(Amounts in thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017	Period from October 19, 2016, to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (19,962)	$ 26,665	$ (4,200)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	43,119	33,512	6,356
Amortization of debt issuance costs	1,471	1,535	330
Restructuring Finance Fees	1,131	-	-
Change in deferred income taxes	(8,189)	(34,512)	(2,843)
Equity-based compensation	2,698	2,639	407
Provision for bad debts	1,097	(407)	218
(Gain) loss on disposal of property and equipment	(34)	23	5
Changes in operating assets and liabilities:			
Clinical assessment and other accounts receivable	(8,235)	(419)	7,327
Prepaid expenses and other current assets	766	3,672	(2,251)
Other long-term assets	(990)	81	3,559
Accounts payable and accrued liabilities	3,836	(4,702)	(4,573)
Other liabilities	301	606	-
Income taxes receivable	87	(809)	(810)
Net cash provided by operating activities	17,096	27,884	3,525
CASH FLOWS FROM INVESTING ACTIVITIES:			
Business acquisition—net of cash acquired	(156,799)	(3,455)	-
Proceeds from sale of assets	54	-	-
Purchases of property and equipment	(10,375)	(11,042)	(3,364)
Net cash used in investing activities	(167,120)	(14,497)	(3,364)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contributions	30,609	1,350	-
Payment of financing fees	(6,825)	-	(2,633)
Payment of contingent transaction expenses	-	-	(1,414)
Proceeds from term loan	330,000	-	193,024
Payments on term loan	(194,700)	(4,950)	(380,000)
Payments on capital leases	(102)	-	-
Proceeds from issuance of members' equity	-	-	180,924
Repurchase of members' units	(53)	-	-
Return of capital to Providence	-	(75)	(5,172)
Net cash provided by (used in) financing activities	158,929	(3,675)	(15,271)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,905	9,712	(15,110)
CASH AND CASH EQUIVALENTS—Beginning of the period	15,020	5,308	20,418
CASH AND CASH EQUIVALENTS—End of the period	$ 23,925	$ 15,020	$ 5,308
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for interest	$ 21,784	$ 13,147	$ 3,737
Cash paid for income taxes	$ 3,688	$ 5,520	$ 147
NONCASH INVESTING AND FINANCING TRANSACTIONS:			
Additions to property and equipment financed through capital leases, accounts payable, and accrued expenses	$ 1,671	$ 828	$ -

See accompanying notes to consolidated financial statements.

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MERCURY PARENT, LLC NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017, AND THE PERIOD FROM OCTOBER 19, 2016, TO DECEMBER 31, 2016 1. ORGANIZATION AND NATURE OF OPERATIONS Nature of Operations—Mercury Parent, LLC (“Mercury Parent” and collectively with its subsidiaries and affiliates, the “Company”) is a Delaware limited liability company formed on October 19, 2016, as a holding company for CCHN Group Holdings, Inc. (the “Group”), CCHN Holdings, LLC (“Holdings”), and Community Care Health Network, LLC and its subsidiaries (CCHN) (collectively, “Matrix”). All financial activity is recorded at the operating company, CCHN consolidated level. Matrix is a national provider of in-home care optimization and care management solutions, including comprehensive health assessments (CHAs), to members of managed care organizations. Through a national network of more than 3,500 clinical practitioners and 33 mobile clinics, Matrix primarily generates revenue from CHAs, which gather health plan members’ information related to health status, social, environmental, and medication risks to help health plans improve the accuracy of such data and optimize care for the health plan member. Description of Transaction—Prior to October 19, 2016, CCHN was wholly owned by The Providence Service Corporation (“Providence”), a Delaware corporation. On October 19, 2016, affiliates of Frazier Healthcare Partners (“Buyer”) purchased a 53.2% equity interest in CCHN with Providence retaining a 46.8% equity interest. As a result of the transaction, Buyer gained control of CCHN. Concurrent with the transaction, Buyer and Providence exchanged their equity interests in CCHN for similar ownership in Mercury Parent, with CCHN becoming a wholly owned subsidiary of Mercury Parent. Basis of Presentation—As a result of the above transactions, Buyer applied the provisions of purchase accounting for business combinations. The years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, consolidated financial statements represent those of the acquired entity. The consolidated financial statements included herein represent those of the acquired entity. As such, the Company has elected to adopt pushdown accounting and reflect the use of the acquirer’s basis in the preparation of its consolidated financial statements beginning with the date of the change of control. References to “Successor” and “Successor Period” refer to the Company on or after October 19, 2016, the period from October 19, 2016, to December 31, 2016, and the years ended December 31, 2017 and 2018, respectively. See Note 2 for further description of the transaction and the application of pushdown accounting. 2. CHANGE OF CONTROL TRANSACTION As indicated in Note 1, on October 19, 2016 (the “Close Date”), Buyer obtained control of the Company, and the Company has applied pushdown accounting effective as of the Close Date. - 8 -

The following transactions occurred contemporaneously with closing: Inflows: • Buyer funded $187.1 million of cash for its equity interest, including $180.6 million for its acquisition of a 53.2% interest of CCHN and $6.5 million for its pro rata share of the additional capital contribution made at closing. • The Company received net debt proceeds of $193 million under a new lending arrangement. Outflows: • The Company repaid its existing debt plus interest of $381.2 million owed to Providence. • The Company paid $13.3 million, consisting of $0.6 million of Providence-related expenses, $1.5 million of expenses which were contingent on the close of the transaction and thus not reflected as an expense in the Successor period, $2.7 million of prepaid expenses for management fees, $6.2 million of equity issuance costs, and $2.3 million of debt transaction costs. Fair Value of Consideration Transferred—The fair value of the consideration transferred was $180.9 million of proceeds (net of equity issuance costs) received for the units issued to Buyer, representing a 53.2% equity interest in the Company. The enterprise value of the Company as of the date of the transaction was $340.1 million, and the fair value of the equity interest retained by Providence (46.8%) was determined to be $159.2 million. Allocation of Consideration Transferred—The transaction has been accounted for by Buyer using the acquisition method of accounting as of the date of change of control. Acquisition method of accounting requires, among other things, that assets acquired and liabilities assumed be measured at their acquisition-date fair values. The excess of the enterprise value over the net fair value of assets acquired and liabilities assumed was recorded as goodwill. Goodwill is not amortized, but is tested for impairment at least annually. The Company elected to push down the effects of the acquisition method as of the Close Date. - 9 -

The Company allocated the enterprise value of $340.2 million to the estimated fair value of acquired assets (assumed liabilities) as follows (in millions): Cash and cash equivalents$ 6.0 Accounts receivable 23.3 Prepaid expenses and other current assets 5.1 Property and equipment 8.7 Intangible assets 257.6 Goodwill 353.2 Other long-term assets 3.8 Accounts payable (0.3) Accrued liabilities (25.7) Other short-term liabilities (0.7) Deferred tax liability (97.9) Other long-term liabilities (2.2) Long-term debt—net (190.7) $ 340.2 Included in the allocation are measurement period adjustments of $1.4 million to establish a reserve for state tax credits, $0.1 million to true-up income tax refunds due to seller, and $0.1 million final net working capital adjustment. Intangible assets in the table above consist of customer relationships of $180 million and developed technology of $46.2 million that will be amortized over their estimated useful lives of 10 and five years, respectively. Indefinite-lived intangible assets consist of trade names and trademarks of $31.4 million, which are not subject to amortization. The estimates of the fair value of the assets or rights acquired and liabilities assumed at the date of the change of control were subject to adjustment during the measurement period (up to one year from the date of the change of control). The primary areas of the accounting for the change of control that were not yet finalized relate to the fair value of certain tangible and intangible assets acquired, residual goodwill, and any related tax impact. The fair values of these net assets acquired were based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. During the measurement period, the Company reduced the fair value of deferred tax assets by $1.4 million of deferred tax assets for which it is not more likely than not that such assets will be realized. A final net working capital settlement of $0.1 million was paid during the measurement period. The effect of this measurement period adjustment to the estimated fair value was reflected as if the adjustment had been completed on the date of the change of control. Goodwill recorded in connection with the change of control was attributable to the value of assembled workforce and future synergies expected to be achieved. Currently, the Company has only one reporting unit referred to as the core reporting unit. - 10 -

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Principles of Consolidation—The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) and include the accounts of Mercury Parent, its consolidated and wholly owned subsidiaries, and its affiliates. Affiliated entities operate in states that have statutory requirements regarding legal ownership of operating entities by a licensed medical practitioner. Accordingly, each affiliate entity has a contractual relationship with the Company whereby the Company provides management and other services for these affiliates. The Company has entered into license, service, and redemption agreements with the affiliates and the members of the affiliates. The Company may terminate the license, service, or employment agreement with or without cause upon written notice to the affiliated entity and/or member subject to certain time requirements, generally less than 90 days. Upon termination, the member shall surrender the stock and the status of the physician as a member shall be deemed to have terminated and shall have no further ownership in the Company. The surrender of the stock by the member will be exchanged for a nominal amount as specified in the redemption agreement. As such and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810-10-05, Consolidation of Entities Controlled by Contract, the affiliated entities are being presented on a consolidated basis as the Company meets the requirements to consolidate, specifically the controlling financial interest provisions. All intercompany accounts and transactions, including those between the Company and its subsidiaries and the affiliated entities, are eliminated in consolidation. Revenue Recognition—On January 1, 2018, the Company adopted Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. The adoption did not result in any change to revenue recognition for any of its revenue streams. To conform to Topic 606, the Company modified its revenue recognition policy as described below. The Company’s revenue is generated primarily from the conduct of CHAs (see Note 1) and, to a lesser extent, other services related to gathering, monitoring, and assessing information related to health plan members’ health and health care activities. All revenue activities other than the conduct of CHAs are deemed to be immaterial. CHAs are performed subject to customer contracts and are conducted either at a health plan members’ home, a skilled nursing facility, or at a mobile clinic. These three delivery mechanisms are subject to different economic factors (e.g., the efficiency associated with conducting CHAs for multiple health plan members) and different average revenues and fulfillment costs. - 11 -

Revenues are disaggregated as follows (in millions): Year Ended December 31, 2018 Visit revenue (home assessments, mobile assessments, home quality visits, and mobile quality visits)$ 277 Care management revenue 1 Other revenue 4 $ 282 The performance obligation identified in the CHA-related customer contracts is the performance of a completed assessment as part of a series. The Company recognizes revenues for the conduct of CHAs over time using cost-based input methods, in which significant judgment is required to evaluate assumptions including the amount of net contract revenues and the total estimated costs to determine the Company’s progress toward contract completion and to calculate the corresponding amount of revenue to recognize. The Company believes that this method provides a realistic depiction of the transfer of services to the customer. Payment is typically due from the customer upon delivery of the CHA results. As billing occurs after performance obligations have been satisfied, there are no contract liability balances, and contract asset balances arise from accounts receivable and revenue recognized in advance of billing. Such amounts are reflected as clinical assessment and other accounts receivable—net in the accompanying consolidated balance sheet. The increase in this balance at December 31, 2018, as compared to December 31, 2017, was primarily attributable to the acquisition of HealthFair. Some customer contracts provide for variable service-level agreement bonuses and/or rebates that are tied to certain performance criteria and are settled at the end of the contract period. Because such amounts are immaterial and are not estimable, such amounts are constrained at the onset of the contract until such time that payment becomes probable. Probability of payment is based on, among other factors, the Company’s historical experience. The aggregate amount of the transaction price allocated to performance obligations that are partially unsatisfied at December 31, 2018, relates to CHAs that are in process at year- end. The aggregate amount of revenue yet to be billed for in-process CHAs was immaterial at December 31, 2018, and is expected to be billed within one to two months after year- end. Costs to obtain a contract consist of commissions and are recognized as the related revenues are recognized over the term of the related contract. Such amounts are immaterial. Prior to the adoption of ASU No. 2014-09, revenue was recognized using the proportional performance method in the period in which the services are rendered. All costs associated with the acquisition of new customers or contracts were expensed as incurred. - 12 -

Concentration of Credit Risk—For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, two health plans made up approximately 53%, 58%, and 42% of net revenues, respectively. Accounts receivable from these two health plans at December 31, 2018 and 2017, were approximately 13% and 21%, respectively, of total accounts receivable. Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual events and results could materially differ from those assumptions and estimates. The most significant assumptions and estimates underlying these consolidated financial statements and the accompanying notes involve the recognition of revenues and receivables, allowances for contractual discounts and uncollectible accounts, long-lived assets, accounting for income taxes, insurance reserves, fair value estimates, and share-based payments. Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are maintained at financial institutions, and at times, balances may exceed federally insured limits. At December 31, 2018 and 2017, the Company has $23.2 million and $14.7 million, respectively, of interest-bearing and non-interest-bearing cash balances with three financial institutions that exceed federally insured limits. Accounts Receivable and Sales Allowance—The Company records accounts receivable amounts at the contractual amount, less an allowance for unbillable assessments. The Company maintains an allowance at an amount it estimates to be sufficient to cover the risk that an assessment will not be able to be billed and collected. The Company regularly evaluates its accounts receivable and reassesses its sales allowance based on updated information. Sales allowance consists of the following (in millions): Balance at October 19, 2016$ 929 Provisions 92 Direct write-offs (68) Balance at December 31, 2016$ 953 Balance at January 1, 2017$ 953 Provisions 173 Direct write-offs (389) Balance at December 31, 2017$ 737 Balance at January 1, 2018$ 737 Provisions 2,017 Direct write-offs (444) Balance at December 31, 2018$ 2,310 - 13 -

Property and Equipment—Property and equipment are recorded at cost, less accumulated depreciation, and are depreciated using the straight-line method over the following estimated useful lives of the related assets: Computer applications 3 years Computer equipment 3 years Office equipment 5 years Furniture and fixtures 5 years Leasehold improvements Shorter of lease term or 5 years Vehicles and accessories Shorter of lease term or 6 years Medical equipment 5 years Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized. For items that are disposed, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations. In accordance with ASC 360-10-35, Impairment or Disposal of Long-Lived Assets, the Company evaluates the carrying amount of its property and equipment whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable. An impairment loss is recorded when the sum of the undiscounted future cash flows is less than the carrying amount of the asset and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Software Development Costs—The Company capitalizes certain development costs incurred in connection with its internal-use software in accordance with ASC 350-40, Internal-Use Software. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. Internal-use software is included as a component of property and equipment, and amortization begins when the computer software is ready for its intended use. Internal-use software is amortized on a straight-line basis over the estimated useful lives of the related software applications, which are generally three to five years. For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, $9 million, $11 million, and $1.9 million, respectively, were capitalized as internally developed software, which is a component of computer software included in property and equipment. Goodwill—Goodwill represents the excess of the purchase price over the fair value of tangible net assets of acquired businesses after amounts are allocated to other intangible assets. In accordance with ASC 350-20, Intangibles—Goodwill and Other, the Company evaluates goodwill for impairment on an annual basis as of the first day of the fourth quarter of each calendar year-end and on an interim basis should events and circumstances warrant. To test for impairment, the Company first performs a qualitative assessment of relevant circumstances and events to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill. If this qualitative - 14 -

assessment indicates it is more likely than not the estimated fair value of a reporting unit exceeds its carrying value, no further analysis is required and goodwill is not impaired. Otherwise, the Company performs a quantitative goodwill impairment test to determine if goodwill is impaired. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets associated with that unit, goodwill is not considered impaired. If the carrying value of the net assets associated with the reporting unit exceeds the fair value of the reporting unit, goodwill is considered impaired and will be determined as the amount by which the reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. Determining the fair value of the Company’s reporting units is subjective in nature and involves the use of significant estimates and assumptions, including projected net cash flows, discount, and long-term growth rates. The Company determines the fair value of its reporting units based on an income approach, whereby the fair value of the reporting unit is derived from the present value of estimated future cash flows. The assumptions about estimated cash flows include factors such as future revenue, gross profit, operating expenses, and industry trends. The Company considers historical rates and current market conditions when determining the discount and long-term growth rates to use in its analysis. The Company considers other valuation methods, such as the cost approach or market approach, if it is determined that these methods provide a more representative approximation of fair value. Changes in these estimates based on evolving economic conditions or business strategies could result in material impairment charges in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable. Actual results may differ from those estimates. Other Intangible Assets—Other intangible assets consist of customer relationships, trade names and trademarks, and developed technologies acquired in business combination transactions. Intangible assets (excluding indefinite-lived assets) are amortized over their estimated useful lives using the straight-line method. In accordance with ASC 360-10-35, Impairment or Disposal of Long-Lived Assets, the Company evaluates the carrying amount of its intangible long-lived assets whenever changes in circumstances or events indicate that the value of such assets may not be fully recoverable. An impairment loss is recorded when the sum of the undiscounted future cash flows is less than the carrying amount of the asset and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair Value Measurements—The Company applies fair value accounting for assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring or nonrecurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The accounting framework for determining fair value includes a hierarchy for ranking the quality and reliability of the information used to measure fair value, which enables the reader of the consolidated financial statements to assess the inputs used to develop those measurements. The fair value hierarchy consists of three tiers as follows: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable - 15 -

market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data. The fair values of cash, accounts receivable, trade accounts payable, capital expenditures payable, and certain other current assets and accrued expenses approximate carrying values because of their short-term nature. Our assets and liabilities recorded at fair value on a recurring basis include cash equivalent money market funds. The carrying value of long-term debt (see Note 8) includes an amount recorded as debt discount that reduces the unpaid principal balance of the debt to an amount that approximated fair value at December 31, 2018 and 2017. As interest on such debt is based on variable rates, which approximate borrowing rates currently available to the Successor for long-term borrowings with similar terms and variable interest rates. This estimate may not be indicative of the amounts that the Company could realize in a current market exchange. Cash equivalent money market funds (Level 1) were $6.1 million and $10 million as of December 31, 2018 and 2017, respectively. Operating Leases—The Company has certain operating leases for its vehicle fleet and its administrative facilities and office equipment in California, Arizona, Massachusetts, and Florida. Leases that do not transfer substantially all benefits and risks of ownership to the Company or meet any of the other criteria for capitalization are classified as operating leases. These lease payments are recognized as an expense on a straight-line basis over the lease term. Debt Issuance Costs—Debt issuance costs are deferred and amortized to interest expense using the effective interest method over the term of the related debt. For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, the Company recognized interest expense of $1.5 million, $1.5 million, and $0.3 million, respectively, from the amortization of debt issuance costs. Unamortized debt issuance costs are a reduction of current and long-term debt. Defined Contribution Plans—The Company maintains defined contribution plans (the “Plans”) for the benefit of eligible employees under the provision of Section 401(k) of the U.S. Internal Revenue Code (IRC). The Company provides matching contributions that vest over three years. Unvested matching contributions are forfeitable upon employee termination. Employee contributions are fully vested and nonforfeitable. The assets of the Plans are held separately from those of the Company and are independently managed and administered. The Company’s contributions to the Plans were $1.2 million, $1.1 million, and $0.3 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. Income Taxes—The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its consolidated financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. While Mercury Parent is a pass-through entity, affiliates and subsidiaries in these consolidated financial statements are taxable entities, giving rise to the tax provisions contained in these consolidated financial statements. - 16 -

The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where it is required to file for uncertain tax positions. The Company recognizes a liability for each uncertain tax position at the amount estimated to be required to settle the issue. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company recognized expense of $0.2 million, $0.3 million, and $0 during the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively, related to uncertain tax provisions. Equity-Based Compensation—The Company accounts for equity-based compensation in accordance with ASC 718, Compensation-Stock Compensation. In accordance with ASC 718, equity-based compensation cost is measured at the grant date based on the fair value of the award and accounts for forfeitures as they occur. The Company uses an option-pricing model to determine the fair value of stock-based awards. The assumptions for expected terms were determined using the simplified method outlined in Staff Accounting Bulletin No. 110, as the Company does not have sufficient historical evidence for determining expected terms. The risk-free interest rate is based on the U.S. Treasury rates at the grant date with maturity dates approximately equal to the expected term at the grant date. The historical volatility of a representative group of peer companies’ stock is used as the basis for the volatility assumption. Related-Party Transactions Management Fees—In connection with the change of control transaction described in Note 2, the Company entered into a management services agreement with an affiliate of its majority member. As part of the agreement, the Company is also obligated to pay to its members an ongoing management fee that equals a combined 4% of consolidated EBITDA, as such term is defined in the agreement, to be distributed based upon each member’s relative share of ownership. The Company recognized management fee expense of $4.9 million, $3.1 million, and $2.3 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. Included in the management fee expense are transaction fees of $2.4 million paid to related parties for the HealthFair acquisition. Leases—The Company leases one of its properties from the former owner of HealthFair. For the year ended December 31, 2018, the Company paid $0.3 million in rent and taxes related to this property. Deposits—The Company repaid $1 million to former owner of HealthFair for a bus deposit that the former owner funded prior to the acquisition of HealthFair. Recent Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09. The core principle of ASU No. 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of ASU No. 2014-09 by one year. In 2016 and 2017, the FASB issued ASUs that amended several aspects of ASU No. 2014-09. ASU No. 2014-09, as amended, is effective for the Company beginning January 1, 2019, and allows for full retrospective or modified - 17 -

retrospective methods of adoption. The Company has elected to adopt ASU No. 2014-09 early as of January 1, 2018, under the modified retrospective method. This adoption did not result in any change to revenue recognition for any of its revenue streams. In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016- 02 will require lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU No. 2016-02, a lessee will be required to recognize assets and liabilities for leases with terms of more than 12 months. Lessor accounting remains substantially similar to current GAAP. In addition, disclosures of leasing activities are to be expanded to include qualitative along with specific quantitative information. ASU No. 2016-02 will be effective for the Company beginning January 1, 2020 (with early adoption permitted). ASU No. 2016-02 requires either a modified retrospective transition approach with application in all comparative periods presented or an alternative transition method, which permits a company to use its effective date as the date of initial application without restating comparative period financial statements. The Company is currently evaluating the potential impact of adopting this guidance on its consolidated financial statements. In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which simplifies several aspects of the accounting for share-based payment transactions. ASU No. 2016-09 requires excess tax benefits and deficiencies from share-based payment awards to be recorded in income tax expense in the statement of operations. Currently, excess tax benefits and deficiencies are recognized in paid-in capital in the balance sheet. This change is required to be applied prospectively. In addition, ASU No. 2016-09 changes the accounting for statutory tax withholding requirements classification in the statement of cash flows and provides an option to continue to estimate forfeitures or account for forfeitures as they occur. The Company early adopted ASU No. 2016-09 for the year ended December 31, 2017, and elected to account for forfeitures as they occur. The Company’s adoption of ASU No. 2016-09 results in increased volatility to its income tax expense in its consolidated statements of operations in 2017 and future periods, the magnitude of which will depend on, among other things, the timing and volume of equity-based compensation awards and the timing and volume of forfeitures. In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 provides guidance on how certain cash receipts and cash payments are to be presented and classified in the statement of cash flows. ASU No. 2016-15 will be effective for the Company beginning January 1, 2019 (with early adoption permitted). The Company adopted ASU No. 2016-15 on January 1, 2019, and does not anticipate this amendment will have a material impact on its consolidated financial statements. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU No. 2016-18 requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. ASU No. 2016-18 will be effective for the Company beginning January 1, 2019 (with early adoption permitted), and will be applied using a retrospective transition method to each period presented. The Company adopted ASU No. 2016-18 on January 1, 2019, and does not anticipate this amendment will have a material impact on its consolidated financial statements. - 18 -

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU No. 2017-04 simplifies the accounting for goodwill impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. The amendment is effective for calendar year- end 2021, and early adoption is permitted. The Company early adopted ASU No. 2017- 04 during 2018. The adoption of this standard did not affect the Company’s consolidated financial statements. 4. ACQUISITIONS HealthFair—On February 16, 2018, the Company acquired 100% of the equity interests of DPN USA, LLC (“HealthFair” or the “HF Membership Interests”). HealthFair is a health and wellness company whose primary service offering consists of utilizing mobile clinics to conduct CHAs. Pursuant to the HF Membership Interest purchase agreement governing the transaction, the Company acquired all the assets and liabilities of HealthFair for an aggregate purchase price of $155.3 million, consisting of cash consideration of $124.7 million (inclusive of working capital adjustments) and the issuance of 24.2 million of the Company’s Series B units with a fair value of $30.6 million. The Company has accounted for this transaction as a purchase under ASC 805, Business Combinations. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their respective preliminary fair values at the date of the acquisition. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, for up to one year after the acquisition closing date if it obtains more information regarding asset valuations and liabilities assumed. The goodwill of $95.2 million resulting from this transaction is attributable to the synergies gained with the Company’s existing business. Goodwill also includes an identified assembled workforce with an associated value of $3.3 million, which does not qualify for separate acquired asset recognition in a business combination. The goodwill recognized is expected to be deductible for tax purposes. The Company has determined that it will maintain one core reporting unit. - 19 -

The following table summarizes the final allocation of the total purchase consideration at the date of the acquisition based on current estimates of the fair value of assets acquired and liabilities assumed: Cash and cash equivalents$ 0.9 Accounts receivable 7.1 Prepaid expenses and other current assets 1.7 Property and equipment 2.0 Intangible assets 55.0 Goodwill 95.2 Accrued liabilities (2.0) Other short-term liabilities (1.9) Deferred tax liability (2.7) $ 155.3 Intangible assets in the table above include customer relationships of $53.5 million, developed technology of $1.4 million, and trademarks and trade names of $0.1 million that will be amortized over their useful lives of 10 years, 1.5 years, and 1 year, respectively. LP Health—On November 30, 2017, the Company acquired 100% of the equity interests of LP Health Services, LLC and LP Health Network LLC (collectively, “LP Health” or the “LP Membership Interests”). Immediately prior to the transaction, the assets and liabilities related to the LP Membership Interests were owned by Munich Atlanta Financial Corporation and were contributed into the LP Membership Interests for the purpose of carving out the specific assets and liabilities to be sold. LP Health is a leading provider of quality and wellness visits on behalf of primarily Medicaid/Duals managed care plans via a national network of providers. Pursuant to the LP Membership Interest purchase agreement governing the transaction, the Company acquired all the assets and liabilities of LP Health for an aggregate purchase price of $3.6 million of cash consideration after working capital adjustments and transaction expenses. The Company has accounted for this transaction as a purchase under ASC 805. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their respective preliminary fair values at the date of the acquisition due to the proximity of the acquisition to the end of the year. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill. The Company may adjust the preliminary purchase price allocation, as necessary, for up to one year after the acquisition closing date if it obtains more information regarding asset valuations and liabilities assumed. The goodwill of $0.3 million resulting from this transaction is attributable to the synergies gained with the Company’s existing business. Goodwill also includes an identified assembled workforce with an associated value of $0.3 million, which does not qualify for separate acquired asset recognition in a business combination. Adjustments to goodwill in 2018 of $0.6 million are the result of an intangible asset valuation adjustment and net working capital adjustments. The goodwill recognized is expected to be deductible for tax purposes. The Company has determined that it will maintain one core reporting unit. - 20 -

The following table summarizes the allocation of the total purchase consideration at the date of the acquisition based on current estimates of the fair value of assets acquired and liabilities assumed: Cash and cash equivalents$ 0.3 Accounts receivable 1.2 Prepaid expenses and other current assets 0.2 Intangible assets 2.2 Goodwill 0.3 Accrued liabilities (0.5) Other short-term liabilities (0.1) $ 3.6 Intangible assets in the table above consist of customer relationships of $1.6 million, developed technology of $0.6 million, and trademarks and trade names of $20 thousand that will be amortized over their useful lives of 10 years, 1 year, and 1 year, respectively. As part of a measurement period adjustment, the useful life for customer relationships changed from 8 to 10 years. 5. PROPERTY AND EQUIPMENT Property and equipment as of December 31, 2018 and 2017, consist of the following (in millions): December 31, December 31, 2018 2017 Computer equipment$ 5.8 $ 3.5 Computer software 25.6 16.0 Furniture and fixtures 0.9 0.8 Leasehold improvements 0.6 0.6 Medical equipment 0.7 - Vehicles 1.9 - Work in process 1.6 2.5 37.1 23.4 Accumulated depreciation (15.8) (6.5) Property and equipment—net$ 21.3 $ 16.9 Depreciation expense on property and equipment was $9.6 million, $6.2 million, and $0.8 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. - 21 -

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill of $448.5 million consists of $353 million attributable to the change of control transaction that occurred on October 19, 2016, $0.3 million attributable to the acquisition of LP Health that occurred on November 30, 2017, and $95.2 million associated with acquisition of HealthFair that occurred on February 16, 2018 (each of which are inclusive of measurement period adjustments). See Notes 2 and 4. There were no goodwill impairment charges recognized for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016.

Goodwill consists of the following (in millions):

Balance at December 31, 2016	$ 351.4
Measurement period adjustments	1.6
Acquisition	0.9
Balance at December 31, 2017	353.9
Measurement period adjustments	(0.6)
Acquisition	95.2
Balance at December 31, 2018	$ 448.5

Other intangible assets—net consist of the following (in millions):

	As of December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer relationships	$ 235.1	$ (44.5)	$ 190.6
Developed technologies	48.2	(21.8)	26.4
Trade names and trademarks	31.4	-	31.4
	$ 314.7	$ (66.3)	$ 248.4

	As of December 31, 2017		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Customer relationships	$ 181.4	$ (21.6)	$ 159.8
Developed technologies	46.8	(11.2)	35.6
Trade names and trademarks	31.4	-	31.4
	$ 259.6	$ (32.8)	$ 226.8

- 22 -

At December 31, 2018, the remaining net book value of customer relationships and developed technologies is expected to be amortized over a weighted-average period of 8.1 years and 2.8 years, respectively. Trade names and trademarks are indefinite-lived intangible assets and are not subject to amortization, except for trade names and trademarks acquired through the HealthFair and LP Health acquisitions, which are amortized over a useful life of one year.

Other intangible assets are amortized using the straight-line method over the following useful lives:

	Useful Life
Customer relationships	10 years
Developed technologies	1 to 5 years

The Company recognized amortization expense related to other intangible assets of $33.5 million, $27.3 million, and $5.5 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively.

Estimated future amortization expense of the other intangible assets with finite lives is as follows for each of the fiscal years ending December 31 (in millions):

2019	$ 33.3
2020	32.7
2021	30.9
2022	23.5
2023	23.5
Thereafter	73.1
Total	$ 217.0

7. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in millions):

	December 31, 2018	December 31, 2017
Salaries, payroll taxes, and benefits	$ 5.8	$ 4.6
Accrued bonuses	2.5	2.1
Other accruals	9.8	7.9
Total accrued liabilities	$ 18.1	$ 14.6

- 23 -

8. LONG-TERM DEBT Long-term debt consists of the following (in millions): December 31, December 31, 2018 2017 Term loan$ 328.4 $ 193.1 Unamortized debt issuance costs (8.6) (5.8) Total term loan 319.8 187.3 Less current portion of long-term debt 1.9 8.4 Long-term debt—net of current portion$ 317.9 $ 178.9 In 2018, the Company conducted a refinancing of its existing term and line of credit facilities, with its existing lenders. The revised credit facility agreement is with two national banks and provides for an initial term loan facility in the amount of $330 million and a revolving credit line of $20 million. The term loan bears interest at a rate of London InterBank Offered Rate (LIBOR) plus 4.75% (7.09% at December 31, 2018). Principal and interest payments are due and payable quarterly through the maturity date of February 16, 2025. The Company incurred debt issuance costs of $5.4 million, which have been recorded as a direct reduction to the carrying value of the loan and will be amortized over the life of the loan. The Company analyzed the terms of this refinancing and determined that it constitutes a modification under the guidance of ASC 470, Debt. Under this guidance, the existing unamortized debt issuance costs of $4.5 million associated with the continuing lender are being amortized over the life of the new credit facilities and $1.1 million associated with the lender that was replaced were expensed. As a result of the modification, the Company recorded $2.5 million in finance restructuring charges of which $1.4 million related to debt issuance costs paid to third parties and $1.1 million related to write-offs of existing term facilities’ debt issuance costs. Total amortization of debt issuance costs was $1.5 million, $1.5 million, and $0.3 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. As of December 31, 2018 and 2017, unamortized debt issuance costs were $8.6 million and $5.8 million, respectively. The revolving credit line has a variable interest rate that adjusts to the Company’s secured net leverage ratio. The interest rate of the revolving credit line is LIBOR plus 4.75%. The unused portion of the revolving credit line is subject to a commitment fee rate up to 0.5%. Commitment fees incurred on the revolving credit line were $88 thousand, $37 thousand, and $7 thousand for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. The Company was in compliance with debt covenants as of December 31, 2018 and 2017. - 24 -

Annual maturities of long-term debt are as follows for the years ending December 31 (in millions): 2019 $ 3.3 2020 3.3 2021 3.3 2022 3.3 2023 3.3 Thereafter 311.9 Total $ 328.4 9. INCOME TAXES The components of the Company’s income tax provision are as follows (in millions): Period from Year Ended Year Ended October 19, 2016, December 31, December 31, to December 31, 2018 2017 2016 Current: Federal$ 2.6 $ 4.2 $ - State—net of state tax credits 1.1 0.7 - Total current 3.7 4.9 - Deferred: Federal (7.2) (29.0) (2.5) State (3.7) (5.5) (0.3) Total deferred (10.9) (34.5) (2.8) Total income tax benefit$ (7.2) $ (29.6) $ (2.8) - 25 -

A reconciliation of the provision for income taxes with the expected provision for income taxes computed by applying the federal statutory income tax rate of 21% to the net loss before provision for income taxes is as follows (in millions): Period from Year Ended Year Ended October 19, 2016, December 31, December 31, to December 31, 2018 2017 2016 Federal income tax at statutory rate $ (5.7) $ (0.9) $ (2.4) State income tax benefit—net of federal income tax effect (1.4) - (0.3) Change in blended rate (1.3) (29.2) - Research and development tax credits (1.1) (1.1) - Transaction costs 0.1 0.1 - Change in uncertain tax positions 0.2 0.3 - Change in valuation allowance 0.7 0.6 0.1 Mercury Parent, LLC Equity Compensati 0.5 0.8 - Other—net 0.8 (0.2) (0.2) Total income tax benefit$ (7.2) $ (29.6) $ (2.8) - 26 -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows (in millions): December 31, December 31, 2018 2017 Deferred tax assets: Accrued incentive compensation$ 0.6 $ 0.7 Accrued PTO 0.4 0.4 Sales allowance 0.5 0.3 Deferred rent 0.4 0.3 Loss carryforwards 1.0 1.0 Credit carryforwards 3.1 2.5 Other accrued expenses 0.2 0.6 Interest limitation 4.4 - Related party transactions 0.1 - Total deferred tax assets 10.7 5.8 Deferred tax liabilities: Fixed assets - (0.5) Goodwill—tax amortization (0.7) - Intangible assets (53.3) (59.7) Internally developed software (4.4) (3.1) Deferred financing costs (0.6) - Total deferred tax liabilities (59.0) (63.3) Valuation allowance (4.1) (3.1) Net deferred tax liabilities$ (52.4) $ (60.6) The Tax Cuts and Jobs Act (the “Act”) was enacted on December 22, 2017. The Act reduces the US federal corporate tax rate from 35% to 21%, requires companies to pay a onetime transition tax on earnings of certain foreign subsidiaries that were previously tax deferred, and many other significant changes to the U.S. tax code. At December 31, 2017, the Company has completed and applied its accounting for the tax effects enactment of the Act. At December 31, 2018, the Company has Arizona and California state research and development tax credits of $5.1 million available to offset future income taxes, if any, for those jurisdictions. The Arizona research and development tax credits will begin to expire in 2026. The California research and development tax credits may be carried forward indefinitely. The valuation allowance of $4.1 million at December 31, 2018, relates to separate legal entities that operate at breakeven for tax purposes, state research and development tax - 27 -

credits, and state net operating losses. The Company believes that it is not more likely than not that it will be able to realize the tax benefit related to its net operating losses and credits. The deferred tax assets for the state research and development tax credits and federal and state net operating losses have been offset by a valuation allowance to reflect this expectation. The Company has gross federal and state net operating loss carryforwards of $3.3 million and $5.7 million, respectively, at December 31, 2018. Federal net operating loss carryforwards will begin to expire in 2026 while the state net operating losses will begin to expire in 2022. The Company has a gross interest limitation carryforward of $16.8 million under Section 163(j) for federal tax purposes at December 31, 2018. The Section 163(j) interest may be carried forward indefinitely. Under IRC Section 382 (“Section 382”), the annual utilization of the Company's federal net operating loss carryforwards, state research and developmental credits, and federal IRC Section 163(j) interest expense carryforward may be limited. The Company has determined that the annual limitation did not affect net operating loss, research and development, or interest expense utilization in 2018. However, due to significant complexities associated with Section 382 regulations, the Company is currently analyzing the impact on the attribute carryforwards. The Company is currently under no active examinations by its major taxing authorities. With exceptions due to the generation and utilization of net operating losses or credits, as of December 31, 2018, the CCHN Group Holdings, Inc. and subsidiaries and the affiliated entities are no longer subject to federal or state examinations by taxing authorities for tax years before 2015 and 2014, respectively. The Company expects no material amount of the unrecognized tax benefits to be recognized during the next 12 months. The Company's policy is to recognize interest and penalties accrued on unrecognized tax benefits as a component of income tax expense. The Company has accrued interest and penalties of $45 thousand. A reconciliation of the liability for unrecognized income tax benefits is as follows: December 31, December 31, 2018 2017 Unrecognized tax benefits—beginning of year$ 1.1 $ 0.8 Increase related to prior-year tax positions 0.1 - Increase related to current-year tax positions 0.3 0.3 Unrecognized tax benefits—end of year$ 1.5 $ 1.1 - 28 -

10. MEMBERS' EQUITY

Capital Structure—As part of the change of control transaction described in Note 2, CCHN became a wholly owned subsidiary of Mercury Parent, a limited liability company. At December 31, 2018, Mercury Parent had an authorized capital structure consisting of the following units:

- Common A units—353 million units authorized and outstanding, voting rights, liquidation preference of $1 per unit
- Common B units— 24.2 million units authorized and outstanding, voting rights, liquidation preference of $1.267 per unit
- Series A units—39.1 million units authorized, no voting rights, participation in distributions in excess of $1 per common unit
- Series B units—18.2 million units authorized, no voting rights, participation in distributions in excess of $2 per common unit
- Series C units—14.8 million units authorized, no voting rights, participation in distributions in excess of $3 per common unit
- Series D units—15.9 million units authorized, no voting rights, participation in distributions in excess of $4 per common unit

For the year ended December 31, 2018, the Company issued an aggregate of 24.2 million of the Company's Common B units with a fair value of $30.6 million as partial consideration for the acquisition of HealthFair. See Note 4 for further description of the transaction. For the year ended December 31, 2017, the Company issued an aggregate of 1.4 million common units to its members in exchange for proceeds of $1.4 million.

Equity-Based Compensation—On October 19, 2016, the Company's board of directors adopted a Value Unit Plan (the "Plan") for certain executives within the Company. The Plan provides for awarding of up to 39.1 million Series A units, 18.2 million Series B units, 14.8 million Series C units, and 15.9 million Series D units, with each series of units being nonvoting and vesting at a rate of 25% after the first-year anniversary of the date of grant and 1/36 of the remaining to be vested in each successive month following the first-year anniversary. Each of the units shall participate in distributions provided that minimum value thresholds are met as defined in the Plan. At December 31, 2018, there were 12 million of Series A units, 5.5 million of Series B units, 4.4 million of Series C units, and 4.8 million of Series D units available for issuance under the Plan.

The fair value of each Plan unit was established at the date of award based on an option-pricing model using the following assumptions:

	Years Ended December 31,	
	2018	**2017**
Risk-free interest rate	2.86 %	1.73 %
Expected term	2.5 years	3.0 years
Volatility	60.00 %	57.00 %

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The risk-free interest rate was based on the U.S. Federal Reserve rate in effect as of the date of grant, which corresponds to the expected term of the award. The expected term was based on management's estimated time to a transaction event, such as a sale, initial public offering, and recapitalization. The volatility was based on historical data for a group of peer companies for the expected term of the award.

The following is the activity for the awards for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016:

	Series A Units	Fair Value per Unit	Series B Units	Fair Value per Unit	Series C Units	Fair Value per Unit	Series D Units	Fair Value Per Unit
Awards outstanding at October 19, 2016	-	$ -	-	$ -	-	$ -	-	$ -
Awards granted	28,845,525	0.27	13,416,522	0.13	10,911,028	0.07	11,729,354	0.04
Awards outstanding at December 31, 2016	28,845,525	0.27	13,416,522	0.13	10,911,028	0.07	11,729,354	0.04
Awards granted	1,074,333	0.27	499,690	0.13	406,374	0.07	436,852	0.04
Awards forfeited	(2,295,167)	0.27	(1,067,519)	0.13	(868,163)	0.07	(933,275)	0.04
Awards outstanding at December 31, 2017	27,624,691	0.27	12,848,693	0.13	10,449,239	0.07	11,232,931	0.04
Awards vested and expected to vest at December 31, 2017	27,624,691	0.27	12,848,693	0.13	10,449,239	0.07	11,232,931	0.04
Awards vested at December 31, 2017	7,725,417	0.27	3,593,217	0.13	2,992,195	0.07	3,141,359	0.04
Awards granted	462,434	0.27	363,411	0.13	295,545	0.07	317,711	0.04
Awards forfeited	(935,972)	0.27	(435,336)	0.13	(354,038)	0.07	(380,591)	0.04
Awards repurchased	(138,361)	0.27	(64,354)	0.13	(52,336)	0.07	(56,261)	0.04
Awards outstanding at December 31, 2018	27,012,792	0.27	12,712,414	0.13	10,338,410	0.07	11,113,790	0.04
Awards vested and expected to vest at December 31, 2018	27,012,792	0.27	12,712,414	0.13	10,338,410	0.07	11,113,789	0.04
Awards vested at December 31, 2018	14,239,870	0.27	6,643,152	0.13	5,402,563	0.07	5,723,950	0.04

The Company issues the respective equity units upon reaching the vesting date. The grant-date fair value of all unit awards granted under the Plan during the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, was $0.2 million, $0.2 million, and $9.5 million, respectively. During the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, the Company recognized $2.5 million, $2.5 million, and $0.4 million, respectively, of compensation expense for these awards. All compensation expense is included in service expense in the consolidated statements of operations. Unrecognized compensation expense related to the Plan as of December 31, 2018, was $4.8 million, which is expected to be recognized over a weighted-average period of one year. All awards are classified as equity.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in Arizona, California, Massachusetts, and Florida under operating leases that expire through 2027. These leases contain rent escalation clauses that have been factored into determining rent expense on a straight-line basis over the respective lease term. Rent expense under these leases totaled $3.1 million, $2.5 million, and $0.5 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. The Company has subleased its office space in California, for which it received income of $0.2 million, $0.1 million, and $0 for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. Under this sublease, the Company expects to receive $32 thousand in 2019.

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In September 2012, the Company entered into a master lease agreement with a vehicle fleet service company. This agreement has a base term of one year and will continue indefinitely thereafter until canceled or terminated by either party. The minimum lease term for each vehicle is 367 days, beginning on the Company’s acceptance of the vehicle. Thereafter, the lease term may be renewed monthly for the lesser of the maximum lease term (up to 96 months) or the amortization term set in the respective vehicle order. Lease expense for the fleet lease was $4.1 million, $3.7 million, and $0.9 million for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. At December 31, 2018, the approximate future minimum rental payments under the noncancelable operating leases for the years ending December 31 are as follows (in millions, net of expected subleases): 2019 $ 6.8 2020 6.1 2021 5.8 2022 5.0 2023 1.8 Thereafter 1.6 Total $ 27.1 Capital Leases—The Company has capital leases for equipment and mobile clinics that expire through 2024. These leases are depreciated on a straight-line basis over the respective lease term. Depreciation expense under these leases totaled $118 thousand for the year ended December 31, 2018. There were no capital leases in prior years. At December 31, 2018, the gross amounts of assets recorded under equipment and mobile clinic capital leases were $0.3 million and $1.6 million, respectively. At December 31, 2018, the accumulated depreciation of assets recorded under equipment and mobile clinic capital leases was $94 thousand and $24 thousand, respectively. At December 31, 2018, the current-term and long-term liabilities related to capital leases were $0.3 million and $1.5 million, respectively, which are included in other short-term liabilities and other long- term liabilities, respectively. - 31 -

At December 31, 2018, the approximate future minimum lease payments under the capital leases for the years ending December 31 are as follows (in millions): 2019 $ 0.5 2020 0.4 2021 0.3 2022 0.3 2023 0.3 Thereafter 0.3 Total 2.1 Management fees (0.1) Imputed interest (0.2) Capital lease obligation$ 1.8 Severance Agreements—The Company has entered into employment and termination agreements with key personnel that obligate the Company for salary continuation upon termination without cause. The Company incurred $0.8 million, $0.5 million, and $0.1 million of severance costs for the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. At December 31, 2018 and 2017, the Company had $0.2 million and $0 in accrued severance costs, respectively. Bonus Incentive Plan—In connection with the change of control transaction described in Note 2, the Company implemented a new bonus plan. Under the new plan, an aggregate of $8.8 million was paid to certain employees, with 50% paid on the 60-day anniversary of the change of control transaction and the other 50% paid on the six-month anniversary of the transaction. Such amounts were subject to continued employment. The Company recognized $0 and $2.7 million of bonus expense related to this plan for the years ended December 31, 2018 and 2017, respectively. For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, $0, $4.4 million, and $4.4 million, respectively, were paid under the plan. As of December 31, 2018 and 2017, the Company had $0 accrued related to this plan. Management Incentive Plan—The Company has a bonus incentive plan available for certain managers and executives of the Company. The bonus incentive plan is based on the financial results of the Company, which include certain benchmark thresholds that are determined annually to establish a baseline pool of the amounts to be distributed to the eligible participants. If the Company does not meet the requirements as defined annually by the board of directors, the baseline pool is established for distribution based on a sliding scale. Further, the distribution of the bonus amounts is based at least in part on the individual performance of the eligible participants. For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, the Company incurred $2 million, $1.5 million, and $0.8 million, respectively, of management incentive costs. At December 31, 2018 and 2017, the Company had $2.2 million and $1.8 million, respectively, in accrued management incentive costs. Cash Bonus Plan—In connection with Providence’s acquisition of CCHN on October 23, 2014, a seller-funded $5 million bonus pool was established for the benefit of certain Company employees. Plan amounts are held in escrow with escrow releases each time amounts are paid under the plan. Original awards under the plan are to be paid 25%, - 32 -

25%, and 50% on the first, second, and third anniversaries of the acquisition. Amounts under the plan were reallocated upon forfeiture with reallocation awards paid on or before December 31, 2017. For the years ended December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, the Company incurred $0, $1.6 million, and $0.5 million, respectively, of bonus expense. At December 31, 2017, all such amounts have been paid. Laws and Regulations—The health care industry is subject to numerous laws and regulations of federal, state, and local governments. These laws and regulations include, but are not necessarily limited to, Medicare and Medicaid fraud and abuse, false claims, and disguised payments in exchange for the referral of patients. Government activity has continued with respect to investigations and allegations concerning possible violations of fraud and abuse statutes and regulations by health care service providers. Violations of these laws and regulations could result in expulsion from government health care programs together with the imposition of significant fines and penalties, as well as significant repayments for patient services previously billed. Compliance with such laws and regulations can be subject to future government review and interpretations. The Health Insurance Portability and Accountability Act (HIPAA) was enacted on August 21, 1996, to ensure health insurance portability, reduce health care fraud and abuse, guarantee security and privacy of health information, and enforce standards for health information. Effective August 2009, the Health Information Technology for Economic and Clinical Health Act was introduced imposing notification requirements in the event of certain security breaches relating to protected health information. Organizations are required to be in compliance with HIPAA provisions and are subject to significant fines and penalties if found not to be compliant with the provisions outlined in the regulations. Legal—The Company is a party to certain legal actions arising in the ordinary course of business. The Company believes that potential liability, if any, under these claims will not have a material adverse effect on the consolidated financial position, results of operations, or cash flows. As of December 31, 2018, the Company is defending 3 medical malpractice lawsuits that arose from operations involving a business that was discontinued in 2012. The Company believes it is reasonably possible that a loss has occurred in connection with 1 of those actions; however, the Company is not able to reliably estimate the amount of loss. The Company does not believe the aggregate amount of liability that could be reasonably possible with respect to those lawsuits would have a material adverse affect on its financial results. Insurance—The Company has established and maintained a fully funded, no deductible workers’ compensation plan (in all states, except Ohio and Washington as stated previously). The Company also maintains a self-insured medical plan. Other health care benefits, such as vision and dental, remained fully insured. - 33 -

Determining reserves for losses in these self-insured programs involves significant judgments based upon the Company’s experience and expectations of future events, including projected settlements for pending claims, known incidents that may result in claims, estimate of incurred but not yet reported claims, estimated litigation costs, and other factors. Since these reserves are based on estimates, actual expenses may differ from the amount reserved. The Company had $78 thousand, $11 thousand, and $0.2 million of estimated workers’ compensation plan expenses and $0.7 million, $0.8 million, and $0.4 million of estimated medical plan expenses included in accrued liabilities at December 31, 2018 and 2017, and the period from October 19, 2016, to December 31, 2016, respectively. 12. SUBSEQUENT EVENTS The Company has evaluated all subsequent events that occurred after the consolidated balance sheet date through March 1, 2019, which represents the date the consolidated financial statements were available to be issued. The Company is not aware of any significant events that have not been disclosed herein that will have an impact of these consolidated financial statements. ****** - 34 -